VIRALYTICS LTD
ONCOLYTIC VIRUSES

RECEIVED
2007 NOV 23 A 6:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

12 November 2007

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

07028242

Attention: Mr. Elliot Staffin

Re: ~~Viralytics~~ Limited
12g3-2(b) Information
File No. 82-34945

SUPPL

Dear Mr. Staffin

Enclosed please find information that Viralytics Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that:

- they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act; and
- neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Viralytics Limited is subject to the Securities Exchange Act.

If you have any questions or comments, please call the undersigned on telephone 61 2 9499 3200.

Bryan Dulhunty
Executive Chairman

PROCESSED
NOV 30 2007
THOMSON FINANCIAL

11/29

Viralytics Ltd ABN 12 010 657 351
www.viralytics.com

t +61 2 9499 3200 f +61 2 9499 3300
PO Box 1045 Pymble Business Centre Pymble NSW 2073
8/33 Ryde Road Pymble NSW 2073
Australia

VIRALYTICS LTD
ONCOLYTIC VIRUSES
A NEW HOPE FOR CANCER TREATMENT

12 November 2007

Eve Roberts
Adviser (Sydney)
ASX Limited
Sydney

Dear Eve

ASX PRICE QUERY

I refer to your letter dated 9 November 2007 in relation to the recent change in price of the Company's securities and respond as follows in line with the numbering in your letter:

1. The Company is not aware of any information concerning it, that has not been announced and which, if known, could be an explanation for recent trading in the securities of the Company.
2. Not applicable.
3. On Friday 26th October our once largest shareholder lodged a 'ceasing to be a substantial shareholder' notice. This shareholder had been selling down their holding since July 2007. On Monday 29th October the Company released a positive operational market update. The Company also receives regular reviews in the Bulletin Magazine. The Company received its most current review in last week's (7 November, 2007) edition of the Bulletin. The Company is not aware of any other factors affecting the price or volume of the securities of the Company.

   Other then these matters the Company is not aware of any other matter that would explain the recent price change and increase in volume in the securities of the Company.
4. We further confirm that the Company is in compliance with the ASX Listing Rules and, in particular, Listing Rule 3.1

Yours sincerely

Bryan Dulhunty
Executive Chairman

END

8/33 Ryde Road, Pymble NSW 2073 Australia
PO Box 1045, Pymble Business Centre, Pymble NSW 2073 Australia
P 61 2 9499 3200 F 61 2 9499 3300
E viralytics@viralytics.com W www.viralytics.com
VIRALYTICS LTD ABN 12 010 657 351